EXHIBIT 99.1

Vicinity Motor Corp. to Accelerate Vehicle Deliveries with CAD$3.6 Million Convertible Debenture Financing

CAD$3.6 Million Financing Comprised of New Strategic Investors to Support Near-Term Monetization of the Company’s US$150 Million Backlog

Not for distribution to U.S. news wire services or dissemination in the United States

VANCOUVER, BC / ACCESSWIRE / March 22, 2023 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the receipt of commitments for a non-brokered private placement of unsecured convertible debentures (“Convertible Debentures”) for gross proceeds of CAD$3,600,000 (the “Private Placement”). The Company anticipates closing the Private Placement (the “Closing”) on or about March 24, 2023.

“This Private Placement - supported by strategic investors with a lead order from Focus Asset Management - will accelerate production and deliveries, allowing us to monetize our US$150 million order backlog sooner,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “This capital injection, paired with our recent credit arrangements with RBC and the near-term start of production at our Ferndale facility, positions us for a breakout year. Our plan is now funded, and I look forward to updating investors with further details on our execution strategy on our fourth quarter 2022 earnings conference call in late March.”

The Convertible Debentures are issued in denominations of CAD$1,000, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the Convertible Debentures have been deferred to the twelve-month anniversary and/or maturity.

Each Convertible Debenture is convertible at the holder’s option into units of the Company (the “Units”) at any time prior to maturity at a conversion price of CAD$1.45. Upon conversion, each Unit will consist of one common share of the Company (“Common Share”) and 0.2 common share purchase warrants (each whole warrant a “Warrant”). Each Warrant is exercisable into one Common Share of the Company at an exercise price of CAD$1.45 for a period of thirty-six months following the closing of the Private Placement. All securities issued under the Private Placement have a hold period of four months and a day from closing. The Private Placement is subject to final TSX Venture Exchange approval. In connection with the Private Placement, Vicinity will pay cash commissions to eligible finders in accordance with TSX Venture Exchange policy.

Certain insiders of the Company are expected to participate in the Private Placement. This participation by insiders in the Private Placement constitutes a related party transaction as defined under Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions. However, the Company considers such participation would be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Convertible Debentures subscribed for by the insiders and the consideration for the Convertible Debentures paid by such insiders, would not exceed 25 percent of the Company’s market capitalization.

The Convertible Debentures issued pursuant to the Private Placement have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Debentures in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.